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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Commerce One, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                   200693 10 9
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                                 (CUSIP Number)


                             Torsten M. Geers, Esq.
                                SAP America, Inc.
                             3999 West Chester Pike
                            Newtown Square, PA 19073
                                 (610) 610-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 6, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 200693 10 9
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der
     Datenverarbeitung; IRS No. 98-0339015

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)    WC

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]

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6.   Citizenship or Place of Organization Federal Republic of Germany

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Number of
Shares            7.   Sole Voting Power :
Beneficially      --------------------------------------------------------------
Owned by               57,301,813 shares of common stock (see Item 5)
Each              --------------------------------------------------------------
Reporting         8.   Shared Voting Power
Person            --------------------------------------------------------------
With              9.   Sole Dispositive Power
                       57,301,813 shares of common stock (see Item 5)
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     57,301,813 shares of common stock (see Item 5)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13.  Percent of Class Represented by Amount in Row (11)

     Approximately 20.08% of common stock (see Item 5)
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14.  Type of Reporting Person (See Instructions)

     CO
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
Item 1. Security and Issuer.

     This statement relates to the shares of common stock, par value $0.0001 ("Common Stock") of Commerce One, Inc. (the "Issuer"), with its principal office located at 4440 Rosewood Drive, Bldg. 1, Pleasanton, CA 94588.


Item 2. Identity and Background.

     (a) The name of the person filing this statement is SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG").

     (b) The principal business address of SAP AG is Neurottstrasse 16, 69189 Walldorf, Federal Republic of Germany.

     (c) SAP AG develops, manufactures, licenses, and supports a wide range of e-business software solutions for a multitude of computing devices. SAP AG also licenses enterprise software programs; provides consulting and training services; and researches and develops advanced technologies for future software products. Set forth on Schedule I to this Schedule 13D is the name, present principal occupation or employment and the business address of each of the persons enumerated in Instruction C of the Schedule 13D (the "Additional Persons").

     (d) During the last five years, neither SAP AG nor the Additional Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither SAP AG nor the Additional Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAP AG is a corporation organized under the laws of the Federal Republic of Germany. All of the Additional Persons are citizens of the Federal Republic of Germany.


Item 3. Source and Amount of Funds or Other Considerations.

The source and amount of the funds used in purchasing the Common Stock was the working capital of SAP AG. The amount of such purchase price was $225,552,643.


Item 4. Purpose of Transaction.

SAP AG's increase in its investment in the Issuer to more than five percent of the outstanding Common Stock of the Issuer was effected in connection with the expansion of SAP AG's strategic alliance with Commerce One (as described below). SAP AG is holding these shares for investment. Depending on future evaluations of the business prospects of Issuer and other factors, including, but not limited to, general economic and business conditions, SAP AG may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so

The strategic alliance was entered into pursuant to a Strategic Alliance Agreement, dated as of September 18, 2000 (the "Strategic Alliance Agreement"), for the purpose of jointly developing, marketing and delivering e-business marketplace solutions for the Internet economy. In particular, the Strategic Alliance Agreement was designed to allow the parties to establish a joint offering for public and private exchanges combining the marketplace infrastructure provided by Commerce One, Inc. with the application components and related technology provided by SAP AG and/or SAPMarkets, Inc.. Concurrent with the additional investment in Issuer, SAP AG, SAPMarkets, Inc. (a wholly owned subsidiary of SAP AG) and Commerce One Operations, Inc. (a wholly owned subsidiary of the Issuer) ("Operations") entered into an Amendment to the existing Strategic Alliance Agreement, dated as of June 29, 2001, for the purpose of expanding the parties' relationship to enable SAP to include certain Commerce One technology as part of a mySAP.com branded solution and clarifying certain existing rights and obligations under the Strategic Alliance Agreement including, inter alia, a revision to the existing royalty arrangements.

Concurrent with the most recent amendment to the Strategic Alliance Agreement, the Issuer, Operations and SAP AG entered into a Share Purchase Agreement, dated as of June 28, 2001. Under the Share Purchase Agreement, SAP AG agreed to acquire 47,484,767 shares of Common Stock of the Issuer at a purchase price of $4.75 per share, for a total purchase price of $225,552,643.

In addition, pursuant to an Amended and Restated Standstill and Stock Restriction Agreement by and among the Issuer, Operations and SAP AG, dated as of June 28, 2001 (the "Standstill Agreement"), SAP AG is generally prohibited from transferring its shares until June 28, 2004, although it may sell up to 10% of its shares during the first year after the closing, up to 30% during the second year after the closing and up to 50% during the third year after the closing, subject to certain limitations on open market sales and transfers to persons who after the transfer would hold in excess of 10% of the Issuer's voting power. These restrictions on transfer terminate on the earliest to occur of a change of control of the Issuer, the termination of the Strategic Alliance Agreement (other than as a result of a material breach of the Strategic Alliance Agreement by SAP AG) and June 28, 2004. SAP AG is also prohibited from transferring the shares to a competitor of Commerce One until August 6, 2007, except in open market transactions. The Issuer has a right of first refusal on any private sale of shares by SAP AG until February 6, 2006.

SAP AG also agreed to certain standstill restrictions through June 28, 2004 (the "Standstill Period") that generally restrict SAP AG's ability to acquire more than 23% of the Issuer's outstanding common stock, seek control of the Issuer or participate in groups with respect to the holding or voting of the Issuer's stock. The Standstill Period is subject to termination upon the earlier of the occurrence of a change of control of the Issuer or the acquisition of more than 15% of the Issuer by certain named competitors of SAP AG. These obligations are also suspended in the event of an offer for such a change of control or acquisition, but will be reinstated if the offer is withdrawn or terminated.
SAP AG also remains subject to the operation of the Issuer 's shareholder rights plan, or "poison pill," which was amended to permit SAP AG to beneficially own shares of the Issuer common stock up to the 23% standstill limit.

Under the Standstill Agreement, SAP AG also agreed to vote its shares in proportion with the other stockholders of the Issuer only with respect to nominees to the Issuer 's board of directors and stockholder proposals to amend or rescind the Issuer 's rights plan or SAP AG's standstill agreement during the standstill period. There are no other restrictions on SAP AG's voting rights.

In addition, the Issuer, Operations and SAP AG entered into an Investor Rights Agreement, dated as of June 28, 2001 (the "Investor Rights Agreement"). Under the Investor Rights Agreement, SAP AG has the right to maintain its pro rata ownership of the Issuer's outstanding shares until the earlier of August 6, 2004 or the expiration or termination of the Standstill Period in the event the Issuer issues additional securities in a private transaction. In addition, SAP AG is entitled to certain registration rights, after one year with respect to shares purchased by SAP AG from the Issuer prior to the transaction, and after two years with respect to the other shares it currently owns, shares acquired pursuant to the Share Purchase Agreement and any shares it acquires from the Issuer in the future.

Under the Investor Rights Agreement, SAP AG also received the right to nominate a director for election to the Issuer's board of directors for as long as SAP AG owns ten percent or more of the Issuer's common stock. If SAP AG is entitled to nominate a director but no director is nominated or available to attend a meeting of the Issuer's board of directors, SAP AG may send an observer to attend. At the present time, SAP AG has no intention to exercise its right to nominate a director for election to Issuer's board of directors that could result in a change in the present board of directors or management of Issuer. However, depending on future evaluations of the business prospects of Issuer and other factors, including, but not limited to, general economic and business conditions, SAP AG reserves the right to exercise its right to nominate a director to Issuer's board of directors.

Other than as described above, SAP AG has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Share Purchase Agreement, the Standstill Agreement, the Investor Rights Agreement and the amendment to the Strategic Alliance Agreement in this Schedule 13D are qualified in their entirety by reference to the copies of said agreements, which are incorporated by reference
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herein as Exhibits pursuant to Item 7 and are incorporated by reference in this
Schedule 13D in their entirety where said references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

     (a) SAP AG beneficially owns 57,301,813 shares of Common Stock, which represents approximately 20.08% of the Issuer's Common Stock based on $285,027,377 shares of Common Stock outstanding, including 47,484,767 shares of common stock sold to SAP AG in the acquisition. None of the Additional Persons have any beneficial ownership of any Common Stock of the Issuer.

          (b)  (i) Sole Power to Vote or Direct the Vote 57,301,813 of Common
                   Stock

               (ii) Shared Power to Vote or Direct the Vote 0 shares

              (iii) Sole Power to Dispose or Direct the Disposition 57,301,813
                    of Common Stock

               (iv) Shared Power to Dispose or Direct the Disposition 0 shares

               The voting and disposition of the share of Common Stock of the Issuer owned by SAP AG are subject in certain respects to limitations under the Standstill Agreement and the Investor Rights Agreement. See Item 4 above.

          (c) No transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

          (e)  Not applicable.


Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Share Purchase Agreement, the Standstill Agreement and the Investor Rights Agreement which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 1. Share Purchase Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc., and SAP AG, dated as of June 28, 2001 (incorporated herein by reference to the Current Report on Form 8-K filed by Commerce One, Inc. on July 10, 2001).

Exhibit 2. Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce one, Inc., New Commerce One Holding, Inc. and SAP AG, dated as of June 28, 2001 (incorporated herein by reference to the Current Report on Form 8-K filed by Commerce One, Inc. on July 10, 2001).

Exhibit 3. Investor Rights Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc., and SAP AG, dated as of June 28, 2001 (incorporated herein by reference to the Current Report on Form 8-K filed by Commerce One, Inc. on July 10, 2001).

Exhibit 4. Strategic Alliance Agreement Amendment 3 by and among Commerce One, Inc, SAP Markets, Inc. and SAP AG, dated as of June 29, 2001 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed by Commerce One, Inc. on August 14, 2001).
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 16, 2001

Date

/s/  Werner Brandt
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Signature

Werner Brandt, Chief Financial Officer
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Name / Title
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                                   SCHEDULE I
      Additional Persons, as enumerated in Instruction C of Schedule 13 D.

Name                                Position                                       Business Address
----                                --------                                       ----------------
Dietmar Hopp                        Chairman of the Supervisory                    Neurottstrasse 16
                                    Board of SAP AG                                69190 Walldorf, Germany

Prof. Dr. Wilhelm Haarmann          Member of the Supervisory Board of SAP AG      Neue Mainzer Strasse 75, 60311
                                    and a partner of Haarmann, Hemmelrath &        Frankfurt, Germany
                                    Partners

Klaus-Dieter Laidig                 Member of the Supervisory Board of SAP AG      Taunusstr. 8, 71032
                                    and Managing Partner of Laidig Business        Boeblingen, Germany
                                    Consulting GmbH

Hartmut Mehdorn                     Member of the Supervisory Board of SAP AG,     Potsdamer Platz 2
                                    Chairman of the Executive Board of Deutsche    10785 Berlin, Germany
                                    Bahn AG

Dr. Dieter Spoeri                   Member of the Supervisory Board of SAP AG,     DaimlerChrysler AG
                                    Head of Corporate Representation Federal       Konzernreprasentanz
                                    Affairs, DaimlerChrysler AG, Berlin            Haus Huth
                                                                                   10878 Berlin, Germany

Dr. h.c. Klaus Tschira              Member of the Supervisory Board of SAP AG      Villa Bosch
                                    and a former Member of SAP's Executive Board   Schloss-Wolfsbrunnenweg 33
                                                                                   69118 Heidelberg, Germany


Helga Classen                       Vice Chairman of the Supervisory Board of      Neurottstrasse 16
                                    SAP AG and employee of SAP AG                  69190 Walldorf, Germany

Willi Burbach                       Member of the Supervisory Board of SAP AG      SAP AG
                                    and employee of SAP AG                         Homberger Str. 25
                                                                                   40882 Ratingen, Germany

Bernhard Koller                     Member of the Supervisory Board of SAP AG      Neurottstrasse 16
                                    and employee of SAP AG                         69190 Walldorf, Germany

Dr. Gerhard Maier                   Member of the Supervisory Board of SAP AG      Neurottstrasse 16
                                    and employee of SAP AG                         69190 Walldorf, Germany

Dr. Barbara Schennerlein            Member of the Supervisory Board of SAP AG      SAP Deutschland AG & Co. KG
                                    and employee of SAP AG                         Waldstr. 86 - 90
                                                                                   13403 Berlin, Germany

Alfred Simon                        Member of the Supervisory Board of SAP AG      Neurottstrasse 16
                                    and employee of SAP AG                         69190 Walldorf, Germany

Prof. Dr. h.c. Hasso Plattner       Co-Speaker of the Executive Board of SAP AG    Neurottstrasse 16
                                                                                   69190 Walldorf, Germany

Prof. Dr. Henning Kagermann         Co-Speaker of the Executive Board of SAP AG    Neurottstrasse 16
                                                                                   69190 Walldorf, Germany

Dr. Peter Zencke                    Member of the Executive Board of SAP AG        Neurottstrasse 16
                                                                                   69190 Walldorf, Germany

Prof. Dr. Claus Heinrich            Member of the Executive Board of SAP AG        Neurottstrasse 16
                                                                                   69190 Walldorf, Germany

Gerhard Oswald                      Member of the Executive Board of SAP AG        Neurottstrasse 16
                                                                                   69190 Walldorf, Germany

Dr. Werner Brandt                   Chief Financial Officer and a member of the    Neurottstrasse 16
                                    Executive Board.                               69190 Walldorf, Germany